UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period ___November 2004___	File No. __0-50582__

Fronteer Development Group Inc.

(Name of Registrant)

1640 – 1066 West Hastings St., Vancouver, British Columbia  CANADA V6E 3X2

(Address of principal executive offices)

1.

News Release dated November 1, 2004

2.

News Release dated November 9, 2004

3.

News Release dated November 15, 2004

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.         FORM 20-F  XXX      FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTEER DEVELOPMENT GROUP INC.

(Registrant)

Dated:  November 15, 2004                    Signed: /s/ Larry Johnson

                                                                                   Larry Johnson,

                   Chief Financial Officer

1640-1066 West Hastings Street, Vancouver, BC, V6E 3X1

NEWS RELEASE   04-32

                                                 FRG –Toronto Stock Exchange

November 1, 2004

FRONTEER DISCOVERS NEW GOLD ZONE IN WESTERN TURKEY

Fronteer Development Group Inc. (FRG-TSX) is pleased to announce that it has intersected a second large gold system on its Agi Dagi property in western Turkey, with grades of up to 3.0 g/t gold over 37.5 metres.  The new Deli Dagi zone is located 3 kilometres to the north east of the property’s main historical resource area.

Widely spaced drilling in this new area has intersected thick intervals of near surface oxide mineralization with geometries favorable to open pit extraction.  Gold mineralization is open in all directions and has a surface expression of at least 10 hectares.  Drilling continues in the Deli Dagi zone with the following results returned to date:

Deli Dagi Drill Intervals
Hole ID	From (m)	Width (m)	Gold Grade (g/t)
A-92	49.5	45.0	2.6
	incl.	37.5	3.0
A-92	6.0	13.5	0.8
	incl.	3.0	2.7
A-90	56.3	105.9	0.4
	incl.	17.8	0.6
A-90	143.1	19.1	0.8
A-87	51.0	40.5	0.9
	incl.	12.0	1.7
A-87	15.0	22.5	0.5
	incl.	3.0	2.2
A-103	55.5	39.0	0.8
	incl.	6.0	1.4

One of Fronteer’s goals during this drill campaign was to test the Agi Dagi property for new areas of gold mineralization and expand the resource potential of the property.  Results from drill holes in the Deli Dagi zone confirm this new zone’s potential to match or exceed the size and grade of the historic resource area.

100 metre step-out holes from A-92 are currently being completed in the Deli Dagi zone and assay results from drill holes completed in the main historic resource area are pending.  The Agi Dagi Property is under option from Teck Cominco Arama ve Madencilik Sanayi Ticaret A.S.

Fronteer is a Discovery-Stage exploration company with active exploration programs in Canada and Western Turkey, focused on gold and uranium-copper deposits.

For further information on Fronteer visit www.fronteergroup.com or contact:

Mark O'Dea, President & CEO

Dan McIntyre, Corporate Communications

(PH) 604-632-4677

info@fronteergroup.com

Assay results have been prepared under the guidance of Dr Rick Valenta P.Geo, who is designated as a Qualified Person with the ability and authority to verify the authenticity of and validity of this data.  All samples were analyzed by ALS Chemex, North Vancouver, BC, and Global Discovery Labs using ICP-AES and fire assay.

This News Release includes certain "forward looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve various degrees of risk. The following are important factors that could cause Fronteer’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.

1640-1066 West Hastings Street, Vancouver, BC, V6E 3X1

NEWS RELEASE    04-33

                                              FRG –Toronto Stock Exchange

November 9, 2004

FRONTEER WELCOMES IAN CUNNINGHAM - DUNLOP AS EXPLORATION MANAGER

Fronteer Development Group Inc. (FRG-TSX) is pleased to announce that Ian Cunningham-Dunlop has joined the company as Exploration Manager for Canada, effective November 1, 2004.

Ian brings over 20 years of experience in mineral exploration to the Fronteer team, having worked primarily for senior mining companies such as Barrick Gold Corporation, Homestake Canada Inc, Santa Fe Canadian Mining Ltd., and Goldfields Canadian Mining Ltd.

Recently, Ian spent 6 years working for Barrick Gold Corporation and Homestake Canada Inc. managing surface exploration at the Eskay Creek Mine in British Columbia. His efforts assisted in both enhancing the size of the local resource, and the understanding of the Eskay Creek Deposit. Ian also spent two seasons working at the Veladero Gold Project in northern Argentina, focusing on the generation of regional drill targets along the Argentina-Chile border. This work led to the discovery of the Guanaco Zonzo and Bruha Buena gold zones for the project.

Ian brings a wealth of experience and a solid skill set to the Fronteer team, and his hiring demonstrates Fronteer’s commitment to building an exploration group with unrivalled geological experience and technical ability.

Fronteer is also pleased to announce that its shares are now quoted on the OTC:Bulletin Board in the United States under the symbol FTDGF.

This listing will provide Fronteer and its shareholders with additional market advantage including greater awareness in the US investor community, access to larger trading markets, as well as providing investors with Fronteer shares quoted in US dollars. Please visit www.otcbb.com to get a quote for FTDGF.

Fronteer is a Discovery-Stage exploration company with active exploration programs in Canada and Western Turkey, focused on gold and uranium-copper deposits.

For further information on Fronteer visit www.fronteergroup.com or contact:

Mark O'Dea, President & CEO

Dan McIntyre, Corporate Communications

(PH) 604-632-4677

info@fronteergroup.com

1640-1066 West Hastings Street, Vancouver, BC, V6E 3X1

NEWS RELEASE         04-34

                                                FRG –Toronto Stock Exchange

November 16, 2004

FRONTEER ADDS SILVER DISCOVERY TO NEW GOLD ZONE IN WESTERN TURKEY

Fronteer (FRG-TSX) is pleased to announce it has intersected 588 g/t silver and 0.5 g/t gold, for a combined result of 10.5 g/t gold equivalent over 15.4 metres from drill hole AD-105 on the Agi Dagi Project.

Drill hole AD-105 is situated 137 metres to the south of previously announced hole AD-92, which was also rich in silver, returning 3.0 g/t gold equivalent over 51 metres.

Fronteer also announces that it has intersected 37.9 metres of 1.5 g/t gold equivalent in hole AD-108, situated 100 metres to the north of hole AD-92.

DELI ZONE DRILL HIGHLIGHTS
Hole ID	From (m)	To (m)	Width (m)	Gold Grade (g/t)	Silver Grade (g/t)	Gold Equivalent (g/t)
AD-105	18.5	43.1	24.6	0.3	398.0	7.1
incl.	23.6	39.0	15.4	0.5	588.0	10.5
AD-105	92.7	112.9	20.2	0.95	0.8	0.96
AD-92	49.5	100.5	51.0	2.3	41.0	3.0
AD-108	167.7	205.6	37.9	1.3	7.5	1.5

Values for gold equivalent were calculated based on a gold price of $428 and a silver price of $7.30.

Based on results to date, precious metal mineralization has been intersected in six widely spaced holes over a length of 500 metres, running north to south across the northeast end of the property.  Additional holes in this new discovery zone (called the Deli Zone) are currently being completed and assay results are pending.

Fronteer has had rapid success in expanding the resource potential of the Agi Dagi Project.  Drilling in the Deli Zone has intersected thick intervals of near surface oxide mineralization, with shallow geometries favorable to open pit extraction.  The Deli Zone has the potential to match or exceed the size and grade of the historic resource area, located at the southwest end of the property.

The Agi Dagi Project is under option from Teck Cominco Arama ve Madencilik Sanayi Ticaret A.S.

Fronteer is a Discovery-Stage exploration company with active exploration programs in Canada and Western Turkey, focused on gold and uranium deposits.

For more information please visit www.fronteergroup.com or contact:

Mark O'Dea, President & CEO

Dan McIntyre, Corporate Communications

(PH) 604-632-4677

info@fronteergroup.com

Assay results have been prepared under the guidance of Dr Rick Valenta P.Geo, who is designated as a Qualified Person with the ability and authority to verify the authenticity of and validity of this data.  All samples were analyzed by ALS Chemex, North Vancouver, BC, using ICP-AES and fire assay.

This News Release includes certain "forward looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve various degrees of risk. The following are important factors that could cause Fronteer’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.

#